Golenbock Eiseman Assor Bell & Peskoe LLP

711 Third Avenue, 17th Floor

New York, New York 10017

(212) 212-907-7300

May 4, 2020

Securities and Exchange Commission
100 F Street N.E.

Washington, D.C. 20549

Attn: Irene Paik, Esq. and Joseph McCann, Esq.

Re:	Origin Agritech Limited. Registration Statement on Form F-1 Filed on April 16, 2020 Amended April 30, 2020 File No. 333-237712

Dear Ms. Paik and Mr. McCann:

Reference is made to the telephone comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on May 1, 2020, to update the Registration Statement on Form F-1/A No. 1, File No. 333-237712 (“Registration Statement”), of Origin Agritech Limited (the “Company”) filed on April 30, 2020, for the departure of Mr. James Chen as a director and Chief Financial Officer of the Company and appointment of Dr Lin Min as an independent director of the Company. I am responding on behalf of the Company as its counsel.

The Company has updated the Registration Statement with information about the departure of Mr. James Chen and the appointment of Dr. Min Lin. In addition, because of the issuance of ordinary shares, the Registration Statement has been updated throughout for the resulting changes in the outstanding share information and related percentages of beneficial ownership.

Based on the Financial Reporting Manual, Topic 4 – Independent Accountant’s Involvement, Subpart 4810.3, the Company is not including accountant consents in the Amendment No. 1 to the Registration Statement, as the two consenting accounting firms provided their respective consents for the initial filing of the Registration Statement made on April 16, 2020, and since that date, which is less than 30 days prior to the date of the filing of Amendment No. 2 to the Registration Statement, there has been no event that is material to the Company, and no changes have been made to the financial statements or notes thereto included in the registration statement as initially filed.

The Company has asked me to relay to the Staff that it and its management understand that they are responsible for the accuracy and adequacy of the disclosures in the Registration Statement, and the prospectus contained therein, notwithstanding any review, comments, actions, or absence of actions by the Staff.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (212) 907-7349 or email the undersigned at ahudders@golenbock.com. Thank you for your attention to this matter.

Sincerely,

/S/ Andrew D. Hudders

Andrew D. Hudders,

cc:	Dr. Gengchen Han, CEO of the Company